December 9, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 3720

Attention:	Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief
John Harrington, Staff Attorney
Robert Littlepage, Accountant Branch Chief
Kenya Gumbs, Staff Accountant

Re:	UTStarcom, Inc.
Annual Report on Form 10-K for year ended December 31, 2009
Filed March 15, 2010
File No. 000-29661

Ladies and Gentlemen:

UTStarcom, Inc. (the “Company”) hereby respectfully requests additional time to respond to comments from the staff of the Securities and Exchange received by letter dated November 24, 2010 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and filed with the Commission on March 15, 2010, as amended.  The Company is currently in the process of reviewing its draft response with its accounting firm as well as its legal counsel.  The Company will respond to the Comment Letter on or before December 17, 2010.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

UTSTARCOM, INC.

/s/ Edmond Cheng
Edmond Cheng
Chief Financial Officer